RECEIVED
JUL 01 2003
OFFICE OF THE SECRETARY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03026315

SEC MAIL PROCESSING
RECEIVED
JUL 02 2003
WASH, D.C. 181 SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2002

PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

National Grid USA Companies' Incentive Thrift Plan I
25 Research Drive
Westborough, MA 01582

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
England

Financial Statements:

*Financial Statements of National Grid USA Companies' Incentive Thrift Plan I

Exhibits:

Consent of PricewaterhouseCoopers LLP
Certifications Under Section 906 of the Sarbanes-Oxley Act of 2002

*Filed Under Cover of Form SE

SIGNATURE

The Benefits Committee (Plan Administrator for the National Grid USA Companies' Incentive Thrift Plan I) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Benefits Committee

S:\John G. Cochrane
By________________________________
John G. Cochrane, Chairman

Date: June 30, 2003

EXHIBIT INDEX

Exhibit	Description	Page
	Financial Statements	Filed under cover of Form SE
	Consent of Independent Auditors	Filed herewith
	Certifications Under Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33094) of the National Grid USA Companies' Incentive Thrift Plan I of our report dated March 28, 2003 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan I, which appears in this Form 11-K.

s/PricewaterhouseCoopers LLP
Boston, Massachusetts

June 30, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the National Grid USA Companies' Incentive Thrift Plan I (the "Plan") on Form 11-K on the date hereof (the "Report"), I, John G. Cochrane, Senior Vice President, Treasurer and Chief Financial Officer of National Grid USA, certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

June 30, 2003

s/John G. Cochrane

John G. Cochrane
Senior Vice President, Treasurer and
Chief Financial Officer
National Grid USA

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the National Grid USA Companies' Incentive Thrift Plan I (the "Plan") on Form 11-K on the date hereof (the "Report"), I, Lydia M. Pastuszek, Senior Vice President of National Grid USA Service Company, Inc., certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

June 30, 2003

s/Lydia M. Pastuszek

Lydia M. Pastuszek
Senior Vice President
National Grid USA Service Company, Inc.
(Principal Executive Officer of the Plan)

Report of Independent Auditors

To the Benefits Committee of the National Grid USA Service Company,
a subsidiary of National Grid USA:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan I (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 28, 2003

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33094) of the National Grid USA Companies' Incentive Thrift Plan I of our report dated March 28, 2003 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan I, which appears in this Form 11-K.

s/PricewaterhouseCoopers LLP
Boston, Massachusetts

June 30, 2003

National Grid USA Companies' Incentive Thrift Plan I

Financial Statements and Supplemental Schedule
To Accompany 2002 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
For the Years Ended December 31, 2002 and 2001

National Grid USA Companies' Incentive Thrift Plan I
Index to Financial Statements

	Page(s)
Report of Independent Auditors	1
Financial Statements:	
Statements of Net Assets Available for Benefits, December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	3
Notes to Financial Statements	4-12
Supplemental Schedule:	
Schedule H, Part IV, Item 4i – Schedule of Assets (Held at End of Year)	13-14

Schedules other than those listed above have been omitted because they are either not required or not applicable.

Report of Independent Auditors

To the Benefits Committee of the National Grid USA Service Company,
a subsidiary of National Grid USA:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan I (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 28, 2003

National Grid USA Companies' Incentive Thrift Plan I

Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Cash and cash equivalents	$ 2,446	$ 64,712
Investments (Notes 4 and 5)	482,000,727	338,313,451
Employee contributions receivable (Note 3)	-	12,372
Employer contributions receivable (Note 3)	-	7,121
Dividends receivable	-	172,773
Net assets available for benefits	$ 482,003,173	$ 338,570,429

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies'
Incentive Thrift Plan I
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions:	
Investment income:	
Interest and dividend income	$ 10,211,008
Contributions:	
Employee (Note 3)	20,288,804
Employer (Note 3)	7,875,769
Rollover (Note 3)	10,373,633
Total additions	48,749,214
Deductions:	
Benefits paid to participants (Notes 2, 3 and 6)	(71,819,247)
Net appreciation/(depreciation) in fair value of investments:	
American Depository Receipts	13,218,450
Mutual funds	(64,145,959)
Common Collective Trusts	(15,068,734)
Total deductions	(137,815,490)
Transfer out of net assets to National Grid USA Companies' Incentive Thrift Plan II	(2,407,689)
Transfers in from Employee Savings Fund Plan for Non-Represented Employees of Niagara Mohawk Holdings, Inc.	230,825,204
Transfers in from other qualified plans	4,081,305
Net increase in net assets available for benefits	143,432,744
Net assets available for benefits:	
Beginning of year	338,570,429
End of year	$ 482,003,173

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The National Grid USA Companies' Incentive Thrift Plan I (the "Plan") was established effective January 1, 1980, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan I upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. As further described in Note 10, the Plan was merged with the Niagara Mohawk Holdings, Inc. Employee Savings Fund Plan for Non-Represented Employees, ("NIMO") effective January 31, 2002, resulting in separate trustees and certain plan provisions until the trustee consolidation occurred as of January 1, 2003. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid USA (collectively, the "Employers") who are not covered by a collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the Benefits Committee of National Grid USA Service Company Inc. (the "Administrator"). The Board of Directors of National Grid USA Service Company Inc. has the governing authority to amend the Plan. The co-trustees of the Plan are T. Rowe Price Trust Company, Incorporated and Fidelity Investments Institutional Services Company, Incorporated (the "Trustees").

As of December 31, 2002, the Plan offers 36 investment options: the National Grid Group ADR Fund, the T. Rowe Price U.S. Treasury Money Market Trust, the T. Rowe Price Stable Value Trust, the T. Rowe Price International Stock Fund, the T. Rowe Price Small-Cap Value Fund, the T. Rowe Price Equity Index Trust, the T. Rowe Price Equity Income Fund, the T. Rowe Price New America Growth Fund, the T. Rowe Price Spectrum Income Fund, the T. Rowe Price Spectrum Growth Fund, the T. Rowe Price Balanced Fund, the T. Rowe Price Science and Technology Fund, the T. Rowe Price Capital Appreciation Fund, the T. Rowe Price Blue Chip Growth Fund, the Fidelity Growth Company Fund, the Fidelity Dividend Growth Fund, the Fidelity Freedom Income Fund, the Fidelity U.S. Bond Index, the Fidelity U.S. Equity Index Pool, the Fidelity Asset Manager Fund, the Fidelity Overseas Fund, the Fidelity Freedom Fund 2010, the Spartan Ex Market Fund, the Fidelity Asset Manager Income Fund, the Fidelity Low Priced Stock Fund, the Fixed Income Fund, the Fidelity Diversified International Fund, the Fidelity Asset Manager Growth Fund, the Fidelity Freedom Fund 2020, the Fidelity MM Retirement Government, the Fidelity Freedom Fund 2030, the Fidelity Growth and Income Fund, the Fidelity Aggressive Growth Fund, the Janus Flexible Income, the Janus Worldwide Fund, and the PIMCO Total Return Fund.

2. Summary of Significant Accounting Policies

Investment Valuation

The mutual funds are stated at net asset value on the last business day of the plan year, which is determined by the investment advisors according to closing market prices of the securities held by the funds. If a closing price is not available, the security is priced at a fair market value as determined by the Investment Committee or officers of the investment advisors. Investments in the National Grid Group plc American Depository Receipts are valued at the last price transacted by T. Rowe Price on the last business day of the plan year. Participant loans and contribution receivables are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation /(depreciation) in the fair value of its investments which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

Cash and Cash Equivalents

The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash equivalents.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Contributions

Employee Elective Contributions (also known as Salary Reduction Contributions) are recorded in the period that payroll deductions are made from the Participants. Matching contributions from the Employers are made in the same period that payroll deductions are made from Participants, and are based upon salary reduction contributions up to a stated percentage of the Participant's compensation.

Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in American Depository Receipts of National Grid Group plc are considered party-in-interest transactions. Moreover, the Plan's investment options include mutual funds and trust funds managed by Fidelity Investments and T. Rowe Price Associates, Inc., affiliates of the Trustees.

Benefit Payments and Withdrawals

Benefit payments and withdrawals by Participants are recorded when paid. The amounts allocated to Participants who have benefits approved and processed for payments as of year-end, but for which disbursement of those funds has not been made by year-end were insignificant as of December 31, 2002 and 2001.

Transfers

Transfers are assets transferred into/out of the Plan from the Thrift II which represents the accounts of participants whose job status changed to/from represented or from/to nonrepresented, which are valued at market. In addition, participants may transfer amounts representing basic and unmatched contributions and income thereon from one fund to another within the guidelines of the Plan.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Contributions and Benefits (reflects provisions through 2001)

The Plan is a defined contribution plan. Eligible employees can make Elective Contributions through Contribution Agreements (also known as Salary Reduction Agreements), to have from 1% to 20% of their base or total compensation contributed to the Plan on their behalves. The annual employee Elective Contributions by each Participant were subject to IRS limits of $11,000 and $10,500 in 2002 and 2001, respectively.

The Employers make Matching Contributions to the Plan equal to 100% of the employee Elective Contributions up to the first 2% of the Participant's base compensation and then 75% of the employee Elective Contribution with respect to the next 4% of the base compensation.

All Employer contributions are invested in the National Grid Group plc American Depository Receipts Fund. Effective August 1, 2002 all employer matching contributions are invested in the same investments elected by the participant for his/her employee contributions.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations.

Participants are immediately 100% vested in Elective Contributions and in Employer contributions. Upon termination of employment or upon total and permanent disability, a Participant or a Participant's beneficiary (in the case of the Participant's death) is entitled to receive the full amount in the Participant's account.

Distributions upon retirement at age 55 or later, or death, are, at the election of the Participant, either made in a lump-sum payment, paid over a period not to exceed 10 years, or paid out commencing at age 70 1/2. A retired Participant who chooses distributions commencing at age 70 1/2 may elect to receive periodic distributions at any time prior to the lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of whole or partial lump-sum payments.

New employees with funds held under a previous employer's qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

The Plan was amended to allow Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code. In addition, it was amended to provide that following separation from service prior to age 55, a Participant may elect to receive partial distribution from his or her account (other than his or her Elective Contribution Account) or a total distribution at any time; such a Participant may also defer receipt of his or her benefit until the latest date permitted under the Internal Revenue Code. Further, the Plan was amended to eliminate the $500 minimum withdrawal amount; to accommodate multiple loans as well as paperless loans, and to permit cashouts of account balances under $5,000 determined at the time of the distribution in question rather than at the very first distribution. Provisions relative to highly compensated employees were amended to conform with the recent changes in the Internal Revenue Code.

For participants whose employment transferred from Niagara Mohawk Power Corp. to National Grid Service Company during 2002, special rules were established to accommodate differences in plan design between the NIMO plan and the Thrift plan. These former employees were eligible to defer up to 50% of eligible earnings on a before tax basis and up to 15% on an after tax basis, or a combination thereof. The maximum combined rate for before tax and after tax contributions is 50%. The employer matching contribution formula for these same employees is 50% of the first 6% of base pay.

4. Investments

The following are the investment assets held by the Plan as of December 31, 2002 and 2001:

		2002		2001	
†† +	National Grid Group plc American Depository Receipts	$ 43,943,806	*	$ 11,745,374	
††	T. Rowe Price U.S. Treasury Money Market Trust	84,337,065	*	91,869,314	*
††	T. Rowe Price Stable Value Fund	61,369,073	*	16,027,335	
††	T. Rowe Price International Stock Fund	9,239,470		12,432,492	
††	T. Rowe Price Small-Cap Value Fund	14,699,451		13,536,202	
††	T. Rowe Price Equity Index Trust	-		37,177,995	*
††	T. Rowe Price Equity Income Fund	36,215,328	*	45,330,033	*
††	T. Rowe Price New America Growth Fund	12,885,643		20,347,437	*
††	T. Rowe Price Spectrum Income Fund	10,140,176		9,577,668	
††	T. Rowe Price Spectrum Growth Fund	9,685,189		13,241,098	
††	T. Rowe Price Science and Technology Fund	9,648,180		15,876,232	
††	T. Rowe Price Balanced Fund	5,122,797		6,024,128	
††	T. Rowe Price Capital Appreciation Fund	7,777,643		6,386,420	
††	T. Rowe Price Blue Chip Growth Fund	23,559,152		34,555,114	
††	T. Rowe Price Equity Index Trust Class C	27,126,688	*	-	
††	Janus Worldwide Fund	3,000,029		-	
††	Fidelity Growth Company Fund	21,324,392		-	
††	Fidelity Dividend Growth	4,058,168		-	

		2002	2001
††	Fidelity Freedom Income Fund	$ 196,386	$ -
††	Janus Flexible Income	850,185	-
††	Fidelity U.S. Bond Index	5,525,325	-
††	Fidelity U.S. Equity Index Pool	21,943,746	-
††	Fidelity Asset Manager Fund	1,837,852	-
††	Fidelity Overseas Fun	3,003,727	-
††	Fidelity Freedom Fund 2010	387,550	-
††	Spartan Ex Market Fund	837,783	-
††	Fidelity Asset Manager Income Fund	553,092	-
††	Fidelity Low Priced Stock Fund	8,036,938	-
††	Fidelity Diversified International Fund	1,202,063	-
††	Fidelity Asset Manager Growth Fund	2,195,161	-
††	Fidelity Freedom Fund 2020	394,998	-
††	Fidelity MM Retirement Government Fund	7,608,932	-
††	Fidelity Freedom Fund 2030	335,762	-
††	PIMCO Total Return Fund	10,711,590	-
††	Fidelity Growth and Income Fund	20,977,257	-
††	Fidelity Aggressive Growth Fund	3,606,080	-
††	Loans to Participants (Note 6)	7,664,050	4,186,609
		$ 482,000,727	$ 338,313,451

* Investment represents 5% or more of net assets available for benefits at December 31 of the year indicated.

\+ In part a nonparticipant-directed investment.

†† Party-in-interest

5. Nonparticipant Directed Investments

The National Grid Group plc American Depository Receipts investment option is the only investment option that is not completely participant directed. All contributions from the Employers were invested in this security until August 1, 2002, at which point the Plan allowed for the diversification of shares in the National Grid Group ADR Fund. At that time all future employer contributions were then made based on the participant's employee contribution election.

National Grid Group plc American Depository Receipts Fund	As of December 31, 2002	As of December 31, 2001
	$ 43,943,806	$ 11,745,374
Employee contributions receivable	-	332
Employer contributions receivable	-	7,121
Dividends receivable	-	172,773
Net assets available for benefits - nonparticipant-directed	$ 43,943,806	$ 11,925,600

	For the year ended December 31, 2002
Nonparticipant-directed	
Additions	
Investment income	
Interest and dividend income	$ 823,871
Net appreciation in fair value of investment	13,218,450
Loan repayments, net of loans to participants	67,609
	14,109,930
Contributions	
Employee	545,838
Employer	6,056,754
Rollover	38,361
	6,640,953
Total additions	20,750,883
Deductions	
Benefits paid to participants	(3,759,681)
Loan withdrawals	(143,790)
Total deductions	(3,903,471)
Net increase prior to interfund transfers	16,847,412
Exchanges in	22,622,566
Net increase prior to transfers to/from other plans	39,469,978
Transfer out	(7,451,772)
Net increase in assets available for benefits National Grid Group plc ADRs	32,018,206
Net assets available for benefits	
Beginning of year - nonparticipant-directed	11,925,600
End of year - nonparticipant-directed	$ 43,943,806

6. Loan Provisions

An employee Participant can obtain a loan from the Plan from such Participant's account. The loan may not be less than $1,000, not to exceed 50% of the Participant's account balance up to a maximum of $50,000, reduced by the Participant's highest outstanding loan balance within the twelve months preceding the loan request. Loans must be repaid over a period of one to five years (six to fifteen years for the purchase of a primary residence) by means of payroll deductions. The annual interest rate is determined by the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained.

A default of the loan will occur if the loan balance is not paid off within a period of 60 months from the date of origination or if a Participant fails to make a payment within 90 days of the due date. In the event of default, the outstanding balance of the loan and any unpaid accrued interest shall be deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Deemed distributions are included in the Loan Fund's investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. Cumulative deemed distributions were $45,714 and $70,101 at December 31, 2002 and 2001, respectively.

7. Administration Fees

The Trustees were not paid administration fees for administering the Plan for the years ended December 31, 2002 and 2001, respectively.

8. Tax Status

The Plan obtained its latest determination letter on July 17, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. Plan Termination

Although it is the expectation of the Employers that the Plan will continue for as long as the provisions of the Internal Revenue Code permit, neither the making of contributions nor the continuance of the Plan is assumed by the Employers as a contractual obligation. The Employers reserve the right to suspend their contributions or to terminate the Plan. In the event the Plan is terminated, the assets shall be distributed to Participants to the extent of their individual allocations, in accordance with the general distribution provisions of the Plan.

10. Plan Merger

On September 7, 2001, the National Grid USA Service Company, Inc. Board of Directors voted that the Niagara Mohawk Power Corporations Non-Represented Employees' Savings Fund Plan ("NIMO Plan") merge into the National Grid Thrift Plan I with the then substantive benefit design terms of the NIMO Plan remaining in place for the NIMO Plan's participants. The merger of the plans was contingent upon the merger of National Grid USA with Niagara Mohawk Holdings, Inc. The merger between National Grid USA and Niagara Mohawk was completed on January 31, 2002.

Provisions of the former NIMO Plan were in place from February 1, 2002 through January 1, 2003.

11. Plan Amendments (those effective 2002 and later)

In response to the Economic Growth & Tax Relief Reconciliation Act of 2001 (EGTRRA) the Plan was amended effective January 1, 2002 to allow employee participants age 50 or older to have the opportunity to contribute an additional $1,000 per year over and above the 401(k) deferral limit, which will be increased from $11,000 to $15,000 from 2002 through 2006, in $1,000 increments annually. Furthermore, the 25% maximum deferral limit has been eliminated and replaced by a $40,000 limit during 2002. Expanded rollover capabilities have been provided, for example, allowing rollovers from nonprofit and governmental plans as well as rollovers of post-tax contributions from delineated plans. These EGTRRA changes are federal laws and have not yet been adopted in all states.

Effective January 1, 2002, the Benefits Committee authorized eligible employees to contribute 1% up to 50% of their before-tax compensation, subject to EGTRRA and IRS limitations.

On May 28, 2002, the NG USA Service Company Board of Directors voted that the Employee Share Ownership Plan provisions under the National Grid Thrift Plan I, including but not limited to Sections 6.9 of the Plan, be effective as of June 1, 2002.

On July 24, 2002, the NG USA Service Company Board of Directors voted that:

- effective December 31, 2002 Fidelity Investments shall be terminated as co-trustee/recordkeeper of the National Grid Thrift Plan I.

- effective July 15, 2002 the employer match under Section 3.3 of the National Grid Thrift I and Section 5.01 of the Niagara Mohawk Power Corp. Non-Represented Savings Plan shall be determined utilizing a formula of 50% of the first 6% of base pay for plan participants.

On November 27, 2002, the NG USA Service Company Board of Directors voted to execute an amended and restated National Grid Thrift Plan I document to accomplish the purposes set forth below:

- Provide for a year-end employer match true-up calculation - which will not apply to a participant who during any portion of the year was suspended from participation due to the hardship provisions
- Reflect a reduction in the hardship suspension period from 12 months to 6 months

- Have two-year limitation on employer matching contributions apply to contributions only (exclude earnings)

On February 28, 2003, the Service Company Board of Directors voted that the loan interest rate for loans taken by plan participants into the Thrift Plan remain at the prime rate until further action is taken.

National Grid USA Companies'
Incentive Thrift Plan I
Schedule of Assets Held for Investment Purposes
December 31, 2002
Schedule H, Part IV, Item 4i - Form 5500 **Supplemental Schedule**

Identity of Issuer	Description	Cost	Current value
National Grid Group plc *	National Grid Group plc American Depository Receipts	$ 37,401,217	$ 43,943,806
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price U.S. Treasury Money Market Trust	84,337,065	84,337,065
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Stable Value Trust	61,369,073	61,369,073
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price International Stock Fund	16,001,740	9,239,470
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Small-Cap Value Fund	13,879,196	14,699,451
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Index Trust Class C	27,126,688	27,126,688
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Income Fund	41,149,820	36,215,341
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price New America Growth Fund	22,365,783	12,885,643
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Spectrum Income Fund	10,272,671	10,140,176
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Spectrum Growth Fund	13,438,227	9,685,180
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Science and Technology Fund	35,960,351	9,648,180
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Balanced Fund	6,280,967	5,122,793
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Capital Appreciation Fund	7,927,613	7,777,643
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Blue Chip Growth Fund	38,441,779	23,559,152

National Grid USA Companies'
Incentive Thrift Plan I
Schedule of Assets Held for Investment Purposes
December 31, 2002
Schedule H, Part IV, Item 4i - Form 5500 — Supplemental Schedule

Identity of Issuer	Description	Cost	Current value
Fidelity Investments*	Janus Worldwide Fund	$ 3,096,484	$ 3,000,029
Fidelity Investments*	Fidelity Growth Company Fund	21,324,392	21,324,392
Fidelity Investments*	Fidelity Dividend Growth	4,058,169	4,058,168
Fidelity Investments*	Fidelity Freedom Income Fund	196,386	196,386
Fidelity Investments*	Janus Flexible Income	850,185	850,185
Fidelity Investments*	Fidelity U.S. Bond Index	5,525,325	5,525,325
Fidelity Investments*	Fidelity U.S. Equity Index Pool	21,943,746	21,943,746
Fidelity Investments*	Fidelity Asset Manager	1,837,852	1,837,852
Fidelity Investments*	Fidelity Overseas	3,003,727	3,003,727
Fidelity Investments*	Fidelity Freedom Fund	387,550	387,550
Fidelity Investments*	Fidelity Spartan Ex Market	837,783	837,783
Fidelity Investments*	Fidelity Asset Manager Income	553,092	553,092
Fidelity Investments*	Fidelity Low Priced Stock Fund	8,036,938	8,036,938
Fidelity Investments*	Fidelity Diversified International	1,202,063	1,202,063
Fidelity Investments*	Fidelity Asset Manager Growth	2,195,161	2,195,161
Fidelity Investments*	Fidelity Freedom Fund 2020	394,998	394,998
Fidelity Investments*	Fidelity MM Retirement Gov	7,608,932	7,608,932
Fidelity Investments*	Fidelity Freedom Fund 2030	335,762	335,762
Fidelity Investments*	Pimco Total Return Fund	10,714,998	10,711,590
Fidelity Investments*	Fidelity Growth and Income Fund	20,977,257	20,977,257
Fidelity Investments*	Fidelity Aggressive Growth	3,606,080	3,606,080
Participant loans*	5% - 9.5%	-	7,664,050
		$ 534,639,070	$ 482,000,727

* Party-in-interest